Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of MAY 2023	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes □ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.P.A. Announces Dates For The First Quarter 2023 Financial Information And Conference Call

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--May 15, 2023--Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi” or the “Company”) will disclose its unaudited 2023 first quarter financial information on Wednesday May 31, 2023, after the market closes.

The Company will host a conference call on Thursday June 1, 2023, at 10:00 a.m. U.S. Eastern time (4.00 p.m. Italy time, or 3.00 p.m. UK time) to discuss financial information.

To join the live conference call, interested persons will need to either:

i) dial-in the following number:
Toll/International: +1-412-717-9633, then passcode 39252103#,

or

ii) click on the following link:
https://www.c-meeting.com/web3/join/3PQUFXRW48XTKQ to join via video. Participants also have option to listen via phone after registering to the link.

A replay of the call will be available from Thursday June 1, 2023, approximately 3 hours after conference end time, until Saturday, July 1, 2023, at 11:59 pm US ET. To access the replay of the conference call, interested persons need to dial +1-844-512-2921 (toll-free) for calls from U.S. and Canada, or +1-412-317-6671 for calls from other countries. The access code for the replay is: 13738908.

_______________________________________________________________________________

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. With a global retail network of 703 mono-brand stores and 508 galleries as of December 31, 2022, Natuzzi distributes its collections worldwide. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

Contacts

Natuzzi Investor Relations
Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication
Giacomo Ventolone (Press Office) | tel. +39.335.7276939 | gventolone@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	MAY 15, 2023	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi